Mercedes-Benz Auto Lease Trust 2014-A
Investor Report

Collection Period Ended   30-Apr-2014

Amounts in USD

Dates

Collection Period No.	1			
Collection Period (from... to)	1-Mar-2014	30-Apr-2014		
Determination Date	13-May-2014			
Record Date	14-May-2014			
Payment Date	15-May-2014			
Interest Period of the Class A-1, A-2b Notes (from... to)	9-Apr-2014	15-May-2014	Actual/360 Days	36
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to)	9-Apr-2014	15-May-2014	30/360 Days	36

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	393,000,000.00	393,000,000.00	301,432,081.83	91,567,918.17	232.997247	0.767003
Class A-2A Notes	405,000,000.00	405,000,000.00	405,000,000.00	0.00	0.000000	1.000000
Class A-2B Notes	405,000,000.00	405,000,000.00	405,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	564,290,000.00	564,290,000.00	564,290,000.00	0.00	0.000000	1.000000
Class A-4 Notes	220,000,000.00	220,000,000.00	220,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,987,290,000.00**	**1,987,290,000.00**	**1,895,722,081.83**	**91,567,918.17**		

Overcollateralization	392,699,193.90	392,699,193.90	416,176,765.42
Total Securitization Value	**2,379,989,193.90**	**2,379,989,193.90**	**2,311,898,847.25**
present value of lease payments	833,251,990.13	833,251,990.13	757,550,381.91
present value of Base Residual Value	1,546,737,203.77	1,546,737,203.77	1,554,348,465.34

	Amount	Percentage
Initial Overcollateralization Amount	392,699,193.90	16.50%
Target Overcollateralization Amount	423,638,076.51	17.80%
Current Overcollateralization Amount	416,176,765.42	17.49%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.200000%	78,600.00	0.200000	91,646,518.17	233.197247
Class A-2A Notes	0.480000%	194,400.00	0.480000	194,400.00	0.480000
Class A-2B Notes	0.339840%	137,635.20	0.339840	137,635.20	0.339840
Class A-3 Notes	0.680000%	383,717.20	0.680000	383,717.20	0.680000
Class A-4 Notes	0.900000%	198,000.00	0.900000	198,000.00	0.900000
Total		**992,352.40**		**$92,560,270.57**	

Amounts in USD

Available Funds		Distributions	
Lease Payments Received	80,679,744.89	(1) Total Servicing Fee	3,966,648.66
Net Sales Proceeds-early terminations (including Defaulted Leases)	15,681,608.85	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	165,026.61	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	2,939.00	(3) Interest Distributable Amount Class A Notes	992,352.40
Excess mileage included in Net Sales Proceeds	23,322.52	(4) Priority Principal Distribution Amount	0.00
Subtotal	96,526,380.35	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	91,567,918.17
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	538.88	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	96,526,919.23	(9) Excess Collections to Certificateholders	0.00
Reserve Account Draw Amount	0.00	**Total Distribution**	**96,526,919.23**
Total Available Funds	**96,526,919.23**		

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	3,966,648.66	3,966,648.66	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	992,352.40	992,352.40	0.00
thereof on Class A-1 Notes	78,600.00	78,600.00	0.00
thereof on Class A-2A Notes	194,400.00	194,400.00	0.00
thereof on Class A-2B Notes	137,635.20	137,635.20	0.00
thereof on Class A-3 Notes	383,717.20	383,717.20	0.00
thereof on Class A-4 Notes	198,000.00	198,000.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	992,352.40	992,352.40	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	91,567,918.17	91,567,918.17	0.00
Principal Distribution Amount	91,567,918.17	91,567,918.17	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	11,899,945.97
Reserve Fund Amount - Beginning Balance	11,899,945.97
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	71.73
minus Net Investment Earnings	71.73
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	11,899,945.97
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	71.73
Net Investment Earnings on the Exchange Note	
Collection Account	467.15
Investment Earnings for the Collection Period	538.88

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,379,989,193.90	56,365
Securitization Value beginning of Collection Period	2,379,989,193.90	56,365
Principal portion of lease payments	53,063,014.24	
Terminations- Early	13,289,672.99	
Terminations- Scheduled	149,096.60	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,588,562.82	
Securitization Value end of Collection Period	2,311,898,847.25	56,008
Pool Factor	97.14%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.80%	6.80%
Weighted Average Remaining Term (months)	24.30	22.33
Weighted Average Seasoning (months)	10.25	12.19
Aggregate Base Residual Value	1,759,458,761.00	1,748,553,418.00
Cumulative Turn-in Ratio		61.41%
Proportion of base prepayment assumption realized life to date		108.10%
Actual lifetime prepayment speed		0.33%

Amounts in USD

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	2,309,932,538.61	55,969	99.91%
31-60 Days Delinquent	1,577,532.27	31	0.07%
61-90 Days Delinquent	388,776.37	8	0.02%
91-120 Days Delinquent	0.00	0	0.00%
Total	2,311,898,847.25	56,008	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Credit Loss	Current
Securitization Value of Defaulted Leases BOP	1,487,384.11
Less Liquidation Proceeds	1,484,720.78
Less Recoveries	0.00
Current Net Credit Loss / (Gain)	2,663.33
Cumulative Net Credit Loss / (Gain)	2,663.33
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date	
Securitization Value	0.000%

Residual Loss	Current
Securitization Value of Liquidated Leases BOP	13,539,948.30
Less sales proceeds and other payments received during	
Collection Period	15,029,958.06
Current Residual Loss / (Gain)	(1,490,009.76)
Cumulative Residual Loss / (Gain)	(1,490,009.76)
Cumulative Residual Loss / (Gain) as % of Cut-off Date	
Securitization Value	(0.063%)